FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

        Biller                     Kenneth                       V.
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       (Last)                      (First)                    (Middle)

        c/o Rayovac Corporation, 601 Rayovac Drive
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                                  (Street)

        Madison                   Wisconsin                     53711
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

        11/20/97
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

        Not required.
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4.  Issuer Name and Ticker or Trading Symbol

        Rayovac Corporation (ROV)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director
    ( ) 10% Owner
    (X) Officer (give title below)
    ( ) Other (specify title below)
      Executive Vice President of Operations
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6.  If Amendment, Date of Original (Month/Day/Year)

        11/20/1997
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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

Common Stock, par
value $.01 per share   111,614 shares     96,480 (D);      See Footnote (1)
                                          15,134 (I)
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

   Employee Stock Option (Right to Buy)
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2. Date Exercisable and Expiration Date (Month/Day/Year)

          See Footnote (2)                  9/12/2006
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         Date Exercisable                Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

   Common Stock, par value $.01 per share           113,947
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                      Title                        Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

   $4.39
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

   (D)
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6. Nature of Indirect Beneficial Ownership (Instr. 5)

Not applicable.

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   EXPLANATION OF RESPONSES:

        (1) The reporting person's son held 1,000 shares and the reporting person held an aggregate of 2,000 shares as custodian for the benefit of his children. The reporting person also held 12,134 shares through the Rayovac Corporation Deferred Compensation Trust.

        (2) 56,973 options are exercisable at a rate of 20% per year over a five-year period and 56,974 options are exercisable at the end of ten years with accelerated vesting over the next five fiscal years based upon the Company's achievement of certain performance goals.


   /s/ James T. Lucke, as attorney-in-fact            November 14, 2000
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   **  SIGNATURE OF REPORTING PERSON                      DATE

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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.
  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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